

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 15, 2007

Mr. A. Wade Pursell
Chief Financial Officer
Helix Energy Solutions Group, Inc.
400 N. Sam Houston Parkway E. Suite 400
Houston, Texas 77060

      Re: Helix Energy Solutions Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             Response Letter Dated May 2, 2007
             File No. 1-32936

Dear Mr. Pursell:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We understand that you would prefer to limit compliance with our prior comments to future filings, beginning with your 2007 Form 10-K. Unfortunately, the absence of key information in the filing appears to require more immediate attention. We believe that you should include the disclosure revisions proposed in response to our prior comment letter, along with further revisions to address the comments in this letter, in an amendment to your 2006 Form 10-K.

Risk Factors, page 18

Risks Relating to Our Oil and Gas Operations, page 20

2.   We have reviewed your response to comment two of our letter dated April 18, 2007. We believe you should amend your current filing to incorporate the proposed language.

Properties, page 25

3.   We have read your response to comment four of letter dated April 18, 2007, in which you propose disclosing percentages of discounted future net revenues associated with various property interests. We had asked you to comply with Item 102 of Regulation S-K, which requires disclosure of production, reserves, nature of your interest, location and status of development for your principal fields, and included a specific reference to Instruction 3 of this guidance, which further states that if individual properties are of major significance, more detailed information shall be furnished and appropriate maps shall be used to disclose location data of significant properties. The percentages of discounted future net revenues are not a viable substitution, for disclosure in place of reserve or production information for principal properties. We reissue prior comment four.

Summary of Natural Gas and Oil Reserve Data, page 30

4.   We have reviewed your response to prior comment five, regarding the role of the outside engineering firm in auditing your reserves. Other than your reference to "generally accepted petroleum engineering and evaluation principals" we believe you should amend the filing to include the proposed language. However, further clarification about the nature and scope of audit procedures applied will be necessary. For example, these may indicate the extent to which the engineering firm evaluated and tested the following:

●   accuracy and completeness of information and data furnished by you, including ownership interests in the properties, oil and gas production, historical costs of operation and development, product prices, and agreements impacting revenues and costs of current and future operations.

●   assumptions underlying decline curve analyses, as they relate to production and pressure,

●   well spacing, as it relates to reserves on un-drilled locations, and evidence of communication or potential drainage to offsetting producing wells,

●   volumetric estimation, including cumulative and ultimate recovery factors, relative to the geology of the location, and similar reservoirs,

Your disclosure of this information should be correlated with your references to engineering audit or engineering review, and should replace your references to the SPE definition of "audit" and "generally accepted petroleum engineering and evaluation principals." Please avoid using the terms audit and review interchangeably. Please contact us by telephone if you require further clarification.

Reserve Report

5. We note that your proved undeveloped and proved non-producing reserves represent approximately 70% of your total proved reserves, and that the decline rate of your proved producing reserves is approximately 50% per year. Please expand your disclosures beginning on page 25 to include these details along with the other information required under Item 102 of Regulation S-K. Also include reference in your risk factor disclosure titled Reserve Replacement May Not Replace Depletion on page 21.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551- 3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief